SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: October 2, 2014

Press Release October 2, 2014

FIRST GOLD POUR AT ÉLÉONORE

Virginia Mines Inc. (“Virginia”) wishes to highlight Goldcorp announcement about the first gold production at Éléonore Mine. Virginia owns a 2.2% NSR on the first 3 million ounces of gold produced at the Éléonore mine. This royalty will increase according to the number of ounces of gold produced and shall not exceed 3.5%.

Éléonore Highlights

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October 2nd 2014, announce of the first gold production.

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Production for 2014 is expected to be between 40,000 and 60,000 ounces of gold.

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Initial production rate of 3,500 t/d on several levels from the Gaumond shaft with the objective to reach 7,000 t/d from the main shaft for an average production of about 600,000 oz/year starting in 2018.

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Goldcorp will pursue the drilling over the next 24 months in order to increase reserves and resources at Éléonore.

Going-Forward Catalysts

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Commercial production anticipated for the 1st quarter of 2015.

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Update on resources and reserves at Éléonore in early 2015.

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Full scale production in 2018.

“The beginning of production at Éléonore today is a very important milestone for Virginia. We look forward to a very prolific and long-life mine at the Éléonore Mine” says André Gaumond, President Virginia Mines.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $47.7 million as at May 31, 2014, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.